Writer’s Direct Dial: +44 207 614 2237
E-Mail: ssperber@cgsh.com
September 1, 2005

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

Re:	GlaxoSmithKline PLC Annual Report on Form 20-F
for the Fiscal Year Ended December 31, 2004 (File No. 1-15170)

Dear Mr. Rosenberg:

         By letter dated July 22, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15170) (the “2004 Annual Report”) filed by GlaxoSmithKline PLC (the “Company”) with the Commission on March 8, 2005. This letter contains the Company’s responses to those comments.

         For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Operating and Financial Review and Prospects
Taxation, page 68

1.  Please tell us the amount of the provision you have made with regards to the $7.6 billion claim for additional taxes (tax plus interest) asserted by the US IRS for the years 1989-2000 and why you believe your provision is appropriate under UK and US GAAP. Also, tell us the amount of provision you have made with regards to open assessments for 2001 to date.

Disclosure of Specific Amounts Provided

As described in the 2004 Annual Report (see, e.g., Note 12, p. 106), the Company’s ultimate liability in respect of the $7.6 billion claim for additional taxes and related interest ($4.6 billion in tax plus an estimated $3.0 billion in related interest) asserted by the Internal Revenue Service (the “IRS”) for the years 1989 through 2000, as well as open tax assessments for the years from 2001 to date, is dependent upon the outcome of litigation proceedings and negotiations with the IRS, the Inland Revenue and other relevant taxation authorities. Moreover, as the 2004 Annual Report also describes, the IRS and the Inland Revenue have made competing and contradictory claims in respect of certain of these matters. Despite pursuing settlement both with the IRS alone and through joint discussions with it and the Inland Revenue, however, the Company has to date been unable to resolve the matters. As the 2004 Annual Report indicates, and as further described below, the Company believes that it uses the best advice in determining its transfer pricing methodology and continues to believe it has made adequate provision for the liabilities likely to arise from open tax assessments. Nonetheless, a wide divergence of views remains between the Company and the relevant tax authorities. Accordingly, the Company respectfully submits that disclosure of the amounts of the specific provisions made in respect of the $7.6 billion claim and the open assessments would compromise its negotiating position, including with respect to matters to be addressed at a trial provisionally scheduled for October 2006 (see Note 12, p. 106 of the Annual Report).

The Company also notes that, in addition to fully describing the foregoing matters in its 2004 Annual Report, as well as providing relevant updates in its periodic reports and press releases, it discloses its aggregate taxation creditors (see Note 22, p. 110 of the 2004 Annual Report), which reflects the Company’s ongoing assessment of its exposure in respect of tax matters. (In addition, in the legal and other disputes section of its critical accounting policies disclosure in future Annual Reports, the Company will refer specifically to this description and to its disclosure relating to taxation creditors, and will include appropriate cross-references to where they may be found.)

The Company is aware of the Staff’s concerns regarding disclosure relating to loss contingencies, including its recently articulated views on SFAS No. 5, “Accounting for Contingencies,” as expressed in the March 4, 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance.” The Staff noted the importance of balancing “concerns regarding confidentiality with the need for the registrant’s investors, analysts, and regulators to gain a clear understanding of the registrant’s liquidity, as well as results of operations and financial position . . . .” The Company believes that it has achieved an appropriate balance and that its disclosure is adequate for investors to understand the scope of its potential losses. In particular, in light of its substantial current assets (June 30, 2005: £12.7 billion), strong liquidity position and investment-grade credit rating, as well as its access to additional resources, the Company believes that the ultimate resolution of the tax matters will not cause significant liquidity concerns.

Appropriateness of the Amounts Provided

In determining the level of provision required for the additional taxes claimed for the years 1989 through 2000, as well as for the years from 2001 to date, the Company has considered the requirements of U.K. GAAP and U.S. GAAP. In particular, in order to ensure that appropriate and sustainable provision has been established based on what the Company believes is the most likely resolution of the matters, the Company has taken the following steps:

  Under U.K. GAAP, the Company has adhered to paragraph 36 of FRS 12, “Provisions, Contingent Liabilities and Contingent Assets,” which states: “The amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date.”

  Under U.S. GAAP, the Company has adhered to paragraph 8 of SFAS No. 5, “Accounting for Contingencies,” which provides for the making of a provision when it is “probable” that “a liability has been incurred at the date of the financial statements” and “[t]he amount of the loss can be reasonably estimated.” In conjunction with this requirement, the Company has applied the guidance at paragraph 3 of FIN No. 14, “Reasonable Estimation of the Amount of a Loss,” which states: “When some amount within the range (of loss) appears at the time to be a better estimate than any other amount within the range, that amount should be accrued . . . .”

In complying with the foregoing U.K. GAAP and U.S. GAAP requirements, the Company has:

(i)	evaluated the particular facts of the claims and the application of relevant tax laws to those facts;
(ii)	assessed comparatively the outcomes of similar cases; and
(iii)	worked extensively with two sets of highly-regarded external tax counsel, as well as its internal tax experts.

On this basis, the Company believes it has made accruals in respect of the tax matters in accordance with the requirements of U.K. GAAP and U.S. GAAP.

The Company continues to evaluate the tax matters, particularly as the case in respect of the claims for 1989 through 2000 moves toward trial in October 2006. When any new relevant information emerges, the Company reassesses the level and adequacy of the amounts provided with its internal and external tax advisors.

Critical Accounting Policies, page 69
Turnover

2. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a)	A roll forward of the liability for each estimate for each period presented showing the following:

Beginning balance,
Current provision related to sales made in current period,
Current provision related to sales made in prior periods,
Actual returns or credits in current period related to sales made in current period,
Actual returns or credits in current period related to sales made in prior periods, and
Ending balance.

b)	A discussion of the reason for fluctuations for each type of reduction of gross revenue (i.e., product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations. If material changes in estimate have been recognized fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made. Your current discussion of estimating discounts and allowances does not indicate if material changes in estimate have been recognized in any of the periods presented.

The following table sets forth the roll forward of the liability of the U.S. pharmaceuticals business for each estimate for the periods presented in the 2004 Annual Report.

		U.S. Govt.		Managed
		& State	Charge-	Care	Cash	Customer
	Total	Programs	backs	& GPOs	Discounts	Returns	Other

				(£ millions)
Balance at December 31, 2002	927	261	43	422	20	156	25

Provisions made for sales made in the
current period	2,508	628	851	567	226	86	150
Release of provision for sales made in prior
periods*	(93)	(38)	-	(53)	-	-	(2)
Payments, credits and returns†	(2,462)	(560)	(840)	(589)	(226)	(117)	(130)
Exchange	(90)	(29)	(5)	(36)	(2)	(13)	(5)

Balance at December 31, 2003	790	262	49	311	18	112	38

Provisions made for sales made in the
current period	2,461	734	732	575	208	86	126
Release of provision for sales made in prior
periods*	(51)	(19)	(5)	(15)	-	-	(12)
Payments, credits and returns†	(2,286)	(592)	(722)	(551)	(207)	(93)	(121)
Exchange	(58)	(23)	(4)	(23)	-	(8)	-

Balance at December 31, 2004	856	362	50	297	19	97	31

______
*

Prior period adjustments have been presented for each category in this table in order to provide a detailed analysis of this line item in response to the Staff’s comment. By contrast, the table reconciling gross turnover to net turnover in the response to Question 3 below, as well as the similar table in the 2004 Annual Report (p. 69), include these adjustments on an aggregate basis in the line item entitled “Other.”

†

A split of the payments, credits and returns figures between those relating to sales made in the current period and those made in prior periods is not included in the table, as it is not readily available from the records maintained by the Company.

As the analysis indicates, and as is further highlighted in the table reconciling gross turnover to net turnover in the response to Question 3 below, the estimates did not fluctuate significantly during the periods presented, save that the provision for rebates relating to U.S. government and state programs increased. This increase resulted from an increase in the number of U.S. government and state programs covered by the Company, as well as an increase in the volume of sales within existing programs.

In each year, the small release of provision related to sales made in the prior year arose from the availability of additional utilization data that enabled the Company to make further refinements to its estimation processes. These adjustments amounted to less than 1% of gross turnover in each of the years presented, which the Company considers insignificant in the context of the estimation required to calculate the overall provision in respect of U.S. pharmaceutical turnover.

The Company considers revenue recognition a very important area and expends considerable effort to ensure that its revenue recognition policies and practices are kept current, and that revenue is only recognized if and when it is appropriate to do so. Although the Company has presented the foregoing data in response to the Staff’s comment, it is of the view that significantly increasing the level of detail in its critical accounting policy disclosure would not provide material information to readers. Nonetheless, should any issues arise in the future where increased disclosure in this area would be appropriate, the Company of course will include such disclosure in its Annual Reports.

3.  Please provide us with the reconciliation from gross turnover to net turnover for 2003 and 2002 in disclosure-type format to help us evaluate the adequacy of your disclosure. Explain any changes in a category as a percentage of gross turnover from year to year.

The following table sets forth the reconciliation of gross turnover to net turnover for the U.S. pharmaceuticals business for 2002 through 2004.

	2004		2003		2002

	(£ millions)%		(£ millions)%		(£ millions)%
Gross turnover	10,835	100	11,825	100	12,286	100

U.S. government and state programs	734	7	628	5	642	5
Chargebacks	732	7	851	7	884	7
Managed care and group purchasing
organization rebates	575	5	567	5	609	5
Cash discounts	208	2	226	2	235	2
Customer returns	86	1	86	1	131	1
Other (including prior period
adjustments)*	75	-	57	-	(12)	-
Total deductions	2,410	22	2,415	20	2,489	20

Net turnover	8,425	78	9,410	80	9,797	80

___
*	As noted in the response to Question 2 above, the adjustments relating to prior years amounted to less than 1% of gross turnover in each of the years presented, which the Company considers insignificant in the context of the estimation required to calculate the overall provision in respect of U.S. pharmaceutical turnover.

As the table shows, chargebacks, rebates, discounts, returns and allowances, as a percentage of gross turnover, generally were unchanged for the periods under review. The only change relates to U.S. government and state programs in 2004, which increased principally due to the coverage of additional government programs during the year, as well as an increase in the volume of sales within existing programs.

Pensions and Post-Retirement Benefits

4.  Provide us your justification for not including pension expense under US GAAP as a critical accounting policy/estimate. We note US GAAP pension expense increased by 91% from 2002 to 2003 mainly due to expected return on plan assets and amortization of net actuarial loss. We further note the £1.9 billion unrecognized net actuarial loss as of December 31, 2004. Critical Accounting Policies should discuss the factors and assumptions related to the estimate and the reasonably likely effects that changes could have on the financial statements.

The Company notes the Staff’s comment and acknowledges that the critical accounting policy disclosure on pension and post-retirement benefits in the 2004 Annual Report does not explicitly refer to U.S. GAAP. However, the significant factors and assumptions already described in the critical accounting policy disclosure (including those set out in Note 35, pp. 129-135, to which the policy cross-refers) are the same ones that apply under U.S. GAAP. The Company agrees that it would be useful to clarify this point and intends to do so in future Annual Reports.

The Company also notes the Staff’s comment that critical accounting policy disclosure should address the sensitivity of the financial statements to changes in assumptions used. In accordance with U.S. GAAP, the Company already has included in the 2004 Annual Report an analysis of the sensitivity of post-retirement benefits to future healthcare inflation (see Note 37, p. 149). In addition, in future Annual Reports, the Company will discuss other factors and assumptions related to the pension expense estimate and the reasonably likely effects that changes in the estimate could have on the financial statements.

Financial Position and Resources, page 71

5.	The statement of cash flows presents material increases in 2004 and 2003 in trade and other debtors. From Note 21 it appears that trade debtors in 2004 and 2003 may have increased at a rate greater than turnover. Your disclosure explains only the 2004 increase and only that the increase reflects the timing of year-end receipts. Please provide us a more complete explanation of the increase in trade debtors in both years in disclosure-type format to help us evaluate the adequacy of your disclosure. Reconcile the number of days’ sales in trade debtors to your standard credit terms explaining any difference.

The analysis relating to debtors on page 71 of the 2004 Annual Report discusses the reasons for the increase in the line item from the 2003 balance sheet to the 2004 balance sheet, the two balance sheets presented in the financial statements included in the report. The report identifies the increase as resulting from the timing of year-end receipts, higher deferred tax assets, insurance receivables and additional cash contributions to the U.K. pension plan. The various components of the line item are quantified in Note 21 (p. 110).

As the note indicates, trade debtors on a consolidated basis increased by £71 million, an increase of only 2% from December 31, 2003 to December 31, 2004, while consolidated fourth quarter turnover decreased by 1% in 2004 compared to 2003. The increase in trade debtors was driven principally by the timing of payments in a number of European and International markets, as well as increased turnover in these regions in the fourth quarter of 2004 compared to the same period in 2003. Trade debtors decreased slightly in the U.S. pharmaceuticals market, reflecting a decrease in turnover in the fourth quarter of 2004 compared to the final quarter of 2003.

The Company will continue to monitor the movement in trade debtors from period to period and will include in its future Annual Reports appropriate disclosure should any such movement be significant.

The Company notes the Staff’s request for a reconciliation of the number of days’ sales in trade debtors to standard credit terms. However, the credit terms of the Company and its subsidiaries (the “Group”) vary widely across their territories of operation such that the Company believes that such a reconciliation could not be meaningfully prepared. Nonetheless, the Company believes that the foregoing disclosure will be sufficient to provide readers with an understanding of the size and significance of any movement in trade debtors.

Contractual Obligations and Commitments, page 72

6.	Please tell us where your milestone payments are included in the table. Also, clarify what the intangible and tangible fixed asset balances represent. If milestone payments are included in intangible assets and you capitalize milestones under US GAAP, explain thoroughly why capitalization is appropriate.

The intangible assets reflected in the table comprise commitments to make future milestone payments. The tangible fixed assets reflected in the table comprise commitments to purchase property, plant and equipment in the normal course of business. The Company’s policy is not to capitalize milestone payments under U.S. GAAP.

In future Annual Reports, the Company will clarify that milestone payments have been included within the intangible fixed assets line item in the contractual obligations table.

7.	We note that the Company has not included its pension liability in the contractual obligation table. It would appear that these liabilities represent future legal obligations of the Company.

If management is able to determine the time period in which it expects to pay out its pension liabilities then we believe management should include this disclosure in the contractual obligation table. Please note that the intent of Financial Reporting Release 67, Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, regarding the contractual obligation table is to obtain enhanced disclosure concerning a registrant’s contractual obligations, and the exclusion of ordinary course items would be inconsistent with the objective of this Rule. Please tell us why you believe the exclusion of pension liabilities in the contractual obligation table is appropriate.

The Company does not believe it would have been appropriate to include pension liabilities in the contractual obligations table, as there was no specific contractual obligation on the Group to make payments to Group pension funds as of December 31, 2004. In addition, the nature of the plans is such that the Company is unable to determine with any degree of accuracy the time period over which it expects to make payments in respect of its pension liabilities. However, the Company notes the Staff’s remarks at the AICPA National Conference in December 2003 to the effect that companies should supplement the contractual obligations table with footnotes disclosing assumptions and other relevant data to facilitate understanding of the specified obligations (whether included or excluded in the table). Accordingly, the Company will include in future Annual Reports an explanation noting that pension liabilities have been excluded from the table. The explanation also will include a cross-reference to the note to the financial statements covering employee costs (Note 35, pp. 129-135, in the 2004 Annual Report). The Company notes that the funding of Group pension schemes is kept under constant review. For example, upcoming changes in English law relating to pension schemes may cause the Group to enter into formal commitments to make specified payments to certain of its schemes. Should it enter into any such commitments, whether as a result of a change in law or otherwise, they will be reflected in the table in future Annual Reports.

8.	Please tell us why you believe the exclusion of interest expense as part of long-term obligations from the table is appropriate.

The Company believes that the exclusion of interest expense as a part of its long-term obligations is consistent with the guidance contained in SEC Release No. 33-8182, “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations” (Jan. 28, 2003). The release provides that “[a] registrant that prepares financial statements in accordance with a non-U.S. GAAP should include contractual obligations in the table that are consistent with the classifications used in the GAAP under which its primary financial statements are prepared” (footnote omitted). Form 20-F reflects this position in Instruction 2 to Item 5.F., which covers preparation of the contractual obligations table. The instruction provides that “[e]xcept for ‘purchase obligations,’ the contractual obligations in the table required by Item 5.F.1 should be based on the classifications used in the generally accepted accounting principles under which the company prepares its primary financial statements.”

Paragraph 33 of FRS 4, “Capital Instruments” (as amended by FRS 13, “Derivatives and Other Financial Instruments: Disclosure”), requires an analysis of the maturity of outstanding debt, categorized by amounts falling due in specified periods (e.g., in one year or less, in more than one year but less than two years, etc.). FRS 4 does not explicitly provide for the exclusion of interest expense, but the Company considers the exclusion of interest expense standard practice under U.K. GAAP.

The Company also considers the exclusion of interest expense from the long-term obligations reflected in the contractual obligations table appropriate, as the Company does not have a contractual obligation to pay interest unless the related debt remains outstanding. As part of its analysis, the Company has considered that it does not face significant barriers to repaying its outstanding debt (particularly given its strong liquidity position, as noted above in the response to Question 1). Accordingly, the Company considers the ongoing maintenance of its outstanding debt a management decision, and views the related interest expense as an annual and ongoing operating expense, rather than a contractual commitment (such as the Company’s obligations in respect of the principal of such debt, the repayment of which cannot similarly be avoided).

To clarify the treatment of interest expense in the table in future Annual Reports, the Company will include an explanation noting that interest expense has been excluded. The explanation will include a cross-reference to the note to the financial statements covering net debt (Note 25, p. 112, in the 2004 Annual Report), which details the interest on the Group’s borrowings.

Note 36 Reconciliation to US Accounting Principles, page 142
(b) Intangible Assets, page 144

9.

Intangible assets under US GAAP of £16 billion represent approximately 29% of US GAAP total assets and 47% of US GAAP shareholders’ equity at December 31, 2004. We believe that your disclosures about these material assets could be significantly improved to provide more transparent, relevant, and useful information to investors. Disaggregate those assets related to products by product or therapeutic category. Please provide us this information in disclosure-type format to help us evaluate the adequacy of your disclosure.

The majority of the intangible assets under U.S. GAAP arose from the merger of Glaxo Wellcome plc and SmithKline Beecham plc at the end of 2000 and represent SmithKline Beecham’s marketed products at the time. Under U.S. GAAP, the merger was accounted for as an acquisition of SmithKline Beecham by Glaxo Wellcome (rather than as a pooling of interests, as it was under U.K. GAAP). For the three years following the merger, the Company included within the footnotes to its consolidated financial statements extensive U.S. GAAP financial statement information due to this significant difference in accounting treatment. As described in the Company’s letter of September 2, 2003 in response to Staff comments of April 25, 2003, in the 2003 Annual Report, the Company reverted to the more normal level of disclosure for foreign registrants of providing a reconciliation between U.K. GAAP and U.S. GAAP.

As the majority of the intangible assets comprises SmithKline Beecham’s marketed products at the time of the merger, it consists of many individual products. The Company believes that an analysis on a product-by-product or therapeutic category basis would require excessively lengthy disclosure that would not impart helpful information to the reader. However, the Company proposes in future Annual Reports to describe the significant components of its intangible assets. For example, such disclosure would clarify that the pharmaceutical products which comprise the majority of the value of the £10.6 billion of acquired products are Avandia, Paxil, Augmentin and Coreg. It also would explain that the indefinite lived brands total of £4.1 billion comprises the Consumer Healthcare brands acquired in the acquisition of SmithKline Beecham Consumer Healthcare products, such as Aquafresh, Lucozade, Horlicks and Ribena, and, as described in the 2004 Annual Report (Note 16, p. 108), the brands acquired in the acquisition of The Block Drug Company in 2001, such as Sensodyne and Polident, as well as the brands acquired in the acquisition of Sterling Winthrop Inc. in 1994, such as Panadol and Solpadeine.

All the acquired products, licenses and patents are subject to amortization. By contrast, the majority of the brands included within intangible assets relate to Consumer Healthcare products deemed by the Company to have indefinite lives, and they therefore are not subject to amortization. In future Annual Reports, the Company proposes to split the brands total between amounts subject to amortization and amounts not subject to amortization in the manner set out in the following table.

Intangible assets under U.S. GAAP are analyzed as follows:

	2004		2003

		(£ millions)

Acquired products	20,061		20,061
Licenses, patents etc	398		129
Brands subject to amortization	1,096		1,139
Accumulated amortization and impairment	(9,633)		(8,095)

Net intangibles subject to amortization	11,922		13,234

Indefinite lived brands	4,075		4,115
Pensions	102		128

Intangible assets under U.S. GAAP	16,099		17,477

10.	We note that you capitalize some product rights and have determined that the lives are indefinite. Please tell us your basis for believing that the lives are indefinite. Provide us with an analysis of the product rights that you determined have indefinite lives.

Of the Consumer Healthcare brands referred to in the response to Comment 9 above, brands with a net book value of £4.1 billion as of December 31, 2004 are regarded by the Company as having indefinite lives. Consumer Healthcare products are sold to the public in many different retail outlets, including supermarkets and pharmacies, and have no or minimal restrictions on advertising. The value of these products derives from their trademarks, as well as their recognition by the public, which is maintained and enhanced by advertising and brand innovation. Many of the Company’s Consumer Healthcare products already have very long lives. For example, the Beecham’s brand name was first established over 160 years ago, Horlicks was first sold over 120 years ago, and Beecham’s Powders, Lucozade, Ribena and Macleans toothpaste have all been on the market for approximately 70 years. Polident and Poligrip have been marketed for approximately 60 years and the Sensodyne and Aquafresh brands have been marketed for over 40 years and 30 years, respectively. The main Sterling brands are Panadol, which has been on the market for 50 years, and Solpadeine, which went from a prescription-only product to a non-prescription product in its most significant market, the United Kingdom, 20 years ago.

With sufficient advertising and promotional activity supporting brands such as these, they continue to prosper such that their values are maintained and the ends of their useful lives cannot be realistically foreseen. The Company has determined that, where this is the case, the most appropriate accounting treatment for these acquired brands, under both U.K. GAAP and U.S. GAAP, is not to amortize them. Accordingly, the brands are subject to regular (at least annual) impairment tests. Should a decrease in value below cost be encountered, an immediate impairment in value would be recognized.

(f) Pensions and post-retirement costs under U.S. GAAP, page 147

11.	With regard to plan assets, tell us why you did not disclose the percentage of total plan assets for each major category as required by paragraph d.(1) of FAS 123(R).

The analysis of pension plan assets by major category under U.K. GAAP is given in the 2004 Annual Report (see Note 35, p. 131). The value of the assets under U.S. GAAP represents a variation of only 5% from the U.K. GAAP value and the Company considers this difference sufficiently small that repetition of the analysis is unwarranted. The

2004 Annual Report also includes a narrative description of the principal plan assets immediately following the change in plan assets table under U.S. GAAP (see Note 37, p. 148). In future Annual Reports, the Company will add a cross-reference to this narrative in the relevant note to the financial statements under International Financial Reporting Standards.

*           *           *

In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from the Company. Accordingly, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

     If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague Adam E. Fleisher at +44 207 614 2207.

Very truly yours,
/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Mr. Sasha Parikh, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Julian Heslop, GlaxoSmithKline PLC
Mr. Simon Friend, PricewaterhouseCoopers
Mr. Adam Fleisher, Cleary Gottlieb Steen & Hamilton LLP